UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

CEO Transition

On March 26, 2026, Gambling.com Group Limited (the “Company” or “Gambling.com Group”) issued a press release announcing that Chairman, Chief Executive Officer and Co-Founder, Charles Gillespie, will be appointed Executive Chairman of the Board and that current Chief Operating Officer and Co-Founder, Kevin McCrystle, will succeed Mr. Gillespie as Chief Executive Officer (“CEO”) of the Company. Mr. McCrystle also currently serves on the Board of Directors of the Company. The appointments will be effective at the conclusion of the Company’s Annual General Meeting which is expected to take place in mid-May 2026.

A copy of the press release is being furnished with this Report on Form 6-K (this “Form 6-K”) and is attached as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Report on Form 6-K, except for Exhibit 99.1, is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated March 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: March 26, 2026